Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1101 (212) 818-8800
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(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

July 24, 2015

Ms. Maryse Mills-Apenteng, Esq.

Special Counsel

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	E-Compass Acquisition Corp.
Amendment No. 1 to Registration Statement on Form S-1
Filed June 19, 2015
File No. 333-204054

Dear Ms. Mills-Apenteng:

On behalf of E-compass Acquisition Corp. (the “Company”), we respond as follows to the Staff’s comment letter, dated July 9, 2015, relating to the above-captioned Registration Statement on Form S-1 (“Registration Statement”). Captions and page references herein correspond to those set forth in Amendment No. 2 to the Registration Statement, a copy of which has been marked with the changes from Amendment No. 1 to the Registration Statement. We are also delivering three (3) courtesy copies of such marked copy to Jeff Kauten.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

General

1.	We note the analysis you provided in response to prior comment 1 and the guidance you relied upon. Please tell us how this guidance addresses the concerns raised in our prior comment, namely whether the dependency of the affiliate’s total purchase commitment upon the amount of securities purchased by certain investors in this registered offering indicates that there is no “separate public offering” within the meaning of Release No. 33-8828.

Based on discussions with the Staff, we have determined to register the issuance of the “commission units” on the Registration Statement. Accordingly, we respectfully believe this comment is no longer applicable.

2.	We note your response to prior comment 2. Please revise to clarify whether the underwriter’s obligation to purchase the securities is contingent upon the condition requiring that $10,000,000 of the units being offered are purchased by investors introduced by you to the underwriter.

We have revised the disclosure on page 90 of the Registration Statement as requested.

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If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant
Jeffrey M. Gallant

cc:	Mr. Richard Xu